PATRIOT POWER CORP

502 East John Street
Carson City, Nevada 89706

February 15, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: Mr. Scott Anderegg

Dear Mr. Anderegg:

Re:	Patriot Power Corp. (the “Company”)
Registration Statement on Form SB-1, File No. 333-134326

The Company requests that its request of February 7, 2007, to withdraw its Request for Acceleration of January 31, 2007, be withdrawn effective immediately.

The Company’s request of February 7, 2007, to withdraw its Request for Acceleration of January 31, 2007, was erroneously filed as a Request for Withdrawal, when it should have been filed as correspondence with the Commission. Once this request for withdrawal is completed, the Company will resubmit its request to withdraw its Request for Acceleration of January 31, 2007, as correspondence.

Thank you for your assistance. Please call with any questions.

Very truly yours,

Patriot Power Corp.

/S/ Ron Atlas

Ron Atlas
Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)